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                             January 8, 2024

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 12 to
Registration Statement on Form F-1
                                                            Filed December 20,
2023
                                                            File No. 333-252127

       Dear Yunwu Li:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 12 to Registration Statement on Form F-1

       Compensation of Directors and Executive Officers, page 86

   1. Please provide updated compensation disclosure for the last full financial year. Please also update the Related
Party Transactions section that begins on page 87. Refer to Items
                                                        6.B and 7.B of Form
20-F.
       General

   2. We note your disclosure in your prospectus regarding advice of your PRC legal counsel regarding permissions,
consents and approvals, including your disclosure on your
                                                        prospectus cover page
and your disclosure on page 24. Please file such counsel   s consent
                                                        as an exhibit to the
registration statement.
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
January 8, 2024
Page 2

       Please contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson. Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
January 8, 2024 Page 2
cc:       Hillary O   Rourke, Esq.
FirstName LastName